Exhibit 1.7

CDC Corporation Reports Robust Growth in Revenue and Adjusted Net Income

in Preliminary Financial Results for First Quarter 2006

Enterprise Software Licenses and Online Games

Contribute to Revenue and Profit Growth

Hong Kong, Beijing, Atlanta, May 1, 2006 - For CDC Corporation, preliminary estimates for the quarter ending March 31, 2006 are as follows:

•	The company expects revenues to be in the range of US$63.8 million to US$64.2 million, an increase of approximately 14% over the same period a year ago.

•	The company expects *adjusted net income to range from US$4.8 million to US$5.1 million, an increase of approximately 289% over the same period a year ago.

•	Within the CDC Software business unit of CDC Corporation, the quarterly review process is continuing and the company expects no material changes from the guidance issued on April 12, 2006. CDC Software expects revenues to be in the range of US$52.6 million to US$52.8 million, an increase of approximately 12% over the same period a year ago.

•	Within the China.com business unit of CDC Corporation, the company expects revenues to be in the range of US$11.2 million to US$11.4 million, an increase of approximately 26% over the same period a year ago.

“Building on the strong results reported for 2005, we’ve posted a solid start to 2006 in both the global enterprise software business and the China-based mobile applications and online gaming business,” said Peter Yip, Executive Vice Chairman and CEO of CDC Corporation. “We have delivered solid quarter-over-quarter and year-over-year improvement in the most important areas and we have delivered total revenue growth of 14%, including robust organic revenue growth. I am very pleased with our improving results from operations.”

“Looking ahead to the remainder of 2006, the company’s cost structure is much improved and the two operating units are well positioned in their markets and performing well in all key operating metrics such as organic revenue growth, operating margins and profit,” added Mr. Yip. “Both operating units should contribute significantly to CDC Corporation’s adjusted net income and earnings per share this year. For the full year 2006, we are on target to achieve the revenue, profit and earnings per share guidance previously given on April 12, 2006.”

CDC Software Operating Summary
During the quarter, the Americas contributed 51% of total software and consulting and services revenues, Europe Middle East and Africa contributed 31% and Asia Pacific contributed 18%.

Consistent with the past healthy mix of business from both new and existing customers, approximately 43% of software license revenues came from new customers and 57% of revenues came from existing customers during the quarter. This unusually balanced revenue mix is attributed to strong demand for industry-specific applications from new customers, and significant upgrades and expansions by highly satisfied existing customers.

CDC Software signed 55 new customers, including major account wins in all key geographies. In the rapidly-expanding China market, 16 new customers were signed and total revenues for CDC Software in China increased by 24% compared to the same period a year ago.

During the quarter, repeat business with existing customers continued to be strong with add-on sales and upgrades in all strategic industries including financial services, discrete and process manufacturing, homebuilding, and distribution. Savills, a leading global property services firm will expand their use of Pivotal to include all CRM, marketing automation and analytics applications as the engine for their entire front office operations. Royal Ahold and NorgesGruppen, leading retail chains in Europe, deepened their commitments to the IMI Order Management and Warehouse Management solutions. Hanson Brick, the largest brick manufacturer in North America, extended their investment in the Ross ERP beyond manufacturing and distribution to include the full suite of financial applications. Customers in all geographies continued to demonstrate keen interest in the analytics applications introduced during 2005.

In addition to strong organic growth during the first quarter, CDC Software also completed two acquisitions. In January, CDC Software expanded its offerings in the on-demand software category by acquiring the assets of JRG, a leading provider of on-demand supply chain planning solutions delivered as Software as a Service (SaaS). The on-demand software category harbors significant growth opportunities for CDC Software and the company will continue to invest in these solutions, both through additional acquisitions and internal R&D projects. In February, CDC Software purchased the IT consulting services business of Horizon Companies, Inc., which principally offers outsourced information technology professional services in the United States and Canada utilizing India-based resources. Horizon has a 17 year track record of profitable operations servicing large and medium sized companies principally in the northeastern and central United States.

In February 2006, CDC Software launched the RFID-to-Go solutions, a flexible and scalable solution designed for process manufacturers in the food, pharmaceutical and other consumer products industries. RFID-to-Go helps companies meet retailer, Food and Drug Administration and Department of Defense compliance mandates – a key influencing factor for process manufacturers deploying RFID technology – while improving their tracking and tracing capabilities.

China.com Operating Summary
For the first quarter, China.com made significant progress on all fronts. Its online game, Yulgang, surpassed 330,000 peak concurrent users, up 27% from the previous quarter. Average concurrent users per day totaled 182,000 and registered users totaled 22 million. Average virtual merchandise sold per day amounted to 82,000 units. Further, there were 43 server groups throughout China supporting the company’s online games. As part of its commitment to growing its online game business, China.com increased its shareholding in 17game to 100%.

With respect to its portal and mobile applications units, China.com continued to expand its presence, in China and around the globe, through the launch of its “Share China.com, Approach China” market campaign. As part of this campaign, Italy.China.com was the first country-specific portal jointly launched by China.com and ProAdvertising. The portal creates an effective channel for Italian companies to promote their products in China. Discussions are underway for the construction and launch of additional country-specific portals.

In addition, the company signed a number of exclusive contracts with movie and music companies to enrich its content offerings. The new content includes special previews of upcoming movies, in-depth interviews with artists and film directors, and hottest music albums of pop singers. These initiatives have been well received by China.com users.

Leveraging Synergy Between CDC Software and China.com
During the quarter, CDC Software prepared to deliver enterprise software applications as hosted services using the Software as a Service (SaaS) delivery model in China, beginning in July of 2006. CDC Software is in a unique position to rapidly launch hosted applications by leveraging the broad infrastructure established throughout the country by its sister company, China.com. The proven network already supports the Company’s widely-used online games, thriving portal business, and hosting services for over 1,700 enterprises in China. The July launch will begin with CDC Software’s human resources (HR/Payroll) applications delivered as hosted services. These will be followed by the company’s customer relationship management (CRM) applications for sales force automation, and supply chain management (SCM) applications for forecasting, planning and factory scheduling. These applications, offered on a subscription basis with very low up-front costs, will be sold throughout China through both direct and indirect sales channels.

“The China opportunity is growing rapidly and we are well positioned to address the increasing demand for enterprise software applications,” added Mr. Yip. “With a broad range of solutions, proven ability to address customer requirements and a unique mix of delivery options, we expect our China operations to continue growing and contribute significantly to overall company growth in the future.”

Unlocking Shareholder Value
Company executives have been meeting with various investment banking firms and other financial advisors who have been recommending options for unlocking value for the shareholders of CDC Corporation. The recommendations under consideration include a potential carve-out or spin-off of CDC Software as a separate company. Senior executives have also met with potential candidates to serve as independent directors on the CDC Software board of directors and expect to finalize such appointments in the next few months.

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Reconciliation of GAAP Net Income range
Preliminary and subject to change upon completion of quarterly review procedures.

Reconciliation from GAAP results to non-GAAP results:	Q1	2006
(Millions)
GAAP net income/ (loss)	1.8
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	1.9
Add back stock compensation expenses related to the acquisition of subsidiaries	0.5
Add back deferred tax impact related to acquisition of
subsidiaries	0.6
Adjusted Net income — non-GAAP	4.8

* Adjusted Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. All references to Non-GAAP in this press release should be read in conjunction with the more detailed financial statements included at the end of this press release. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its quarterly review procedures. Adjustment to the estimates may be identified during the course of completing the review procedures which could result in changes to the estimates set forth in this press release.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the launch of future products and services, expected revenues and non-GAAP net income, the possibility of a carve-out or spin-off transaction and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions including JRG, Horizon and 17game in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful Advanced Mobile Products; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For More Information

Investor Relations Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Media Relations Ida Ho China.com Inc. 852.2237.7181 ida.ho@hk.china.com